Exhibit 8.1 Endava plc List of Significant Subsidiaries

Subsidiary	Jurisdiction
Endava d.o.o Beograd	Serbia
Endava Holding B.V.	The Netherlands
Endava B.V.	The Netherlands
Endava Inc.	Delaware, USA
Endava Romania SRL	Romania
Endava (UK) Ltd.	England and Wales
Velocity Partners LLC	Washington, USA